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Vanguard Chester Funds

Vanguard Target Retirement Income Fund, a separate series 100 Vanguard Boulevard Malvern, Pennsylvania 19355

Vanguard Chester Funds

Vanguard Target Retirement 2010 Fund, a separate series 100 Vanguard Boulevard Malvern, Pennsylvania 19355

Ladies and Gentlemen:

     You have asked us for our opinion concerning certain U.S. federal income tax consequences to (i) Vanguard Target Retirement Income Fund (the “Acquiring Fund”), a series of Vanguard Chester Funds, a Delaware statutory trust (the “Trust”); (ii) Vanguard Target Retirement 2010 Fund (the “Acquired Fund”), also a series of the Trust; and (iii) the holders (“Shareholders”) of voting shares of beneficial interest of the Acquired Fund (the “Acquired Fund Shares”), when the Shareholders receive solely voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) in exchange for their Acquired Fund Shares pursuant to the acquisition by the Acquiring Fund of all of the then existing assets of the Acquired Fund, as set forth in Section 1.2 of the Plan (as defined below) (the “Assets”) solely in exchange for Acquiring Fund Shares (the “Reorganization”) and the assumption of the liabilities of the Acquired Fund, as set forth in Section 1.3 of the Plan (the “Assumed Liabilities”), all pursuant to that certain Agreement and Plan of Reorganization, dated July 7, 2017 (the “Plan”). This opinion is being delivered pursuant to Section 6.5 of the Plan.

     We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

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     We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and the Acquired Fund set forth in the Trust’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Acquiring Fund and the Acquired Fund addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

     The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

  the acquisition by the Acquiring Fund of substantially all of the properties of the Acquired Fund in exchange solely for the Acquiring Fund Shares and the assumption of the Assumed Liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free “reorganization” under section 368(a) of the Code;
  under sections 361 and 357 of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and the assumption of the Assumed Liabilities of the Acquired Fund except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;
  under section 361 of the Code, the Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization;
  under section 1032 of the Code, the Acquiring Fund will recognize no gain or loss upon receiving the properties of the Acquired Fund in exchange solely for the Acquiring Fund Shares;
  under section 362(b) of the Code, the adjusted basis to the Acquiring Fund of the properties of the Acquired Fund received by the Acquiring Fund in the transaction will be the same as the adjusted basis of those properties in the hands of the Acquired Fund immediately before the exchange increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Acquired Fund upon the exchange;

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  under section 1223(2) of the Code, the Acquiring Fund’s holding periods with respect to the properties of the Acquired Fund that the Acquiring Fund acquires in the transaction will include the respective periods for which those properties were held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset);
  under section 354(a)(1) of the Code, the Acquired Fund Shareholders will recognize no gain or loss upon receiving the Acquiring Fund Shares solely in exchange for Acquired Fund shares;
  under section 358 of the Code, the basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the transaction will be the same as the basis of the Acquired Fund shares surrendered by the Acquired Fund Shareholder in exchange therefor;
  under section 1223(1) of the Code, an Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the transaction will include the holding period during which the Acquired Fund Shareholder held Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of Reorganization;
  under section 381 of the Code and section 1.381(a)-1 of the Treasury Regulations, the Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383, and 384 of the Code and the Treasury Regulations promulgated thereunder.

     This opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code. Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Registration Statement.

Sincerely yours,